Exhibit 99.38

FORM 51-102F3

MATERIAL CHANGE REPORT

OF IMMUNOVACCINE INC.

1.	Name and Address of Company

Immunovaccine Inc. (“Immunovaccine” or the “Company”)

1344 Summer Street, Suite 412

Halifax, NS

B3H 0A8

2.	Date of Material Change

May 31, 2017

3.	News Release

On May 31, 2017, Immunovaccine issued a news release through the services of Globe Newswire with respect to the material change described below.

4.	Summary of Material Change

Immunovaccine announced, on May 31, 2017, that it has entered into a bought deal financing agreement to sell 7,692,308 common shares of the Corporation (the “Common Shares”) at a price of $1.30 per Common Share for gross proceeds of approximately $10 million (the “Offering”).

The Offering will be conducted through a syndicate of underwriters (the “Underwriters”) led by Echelon Wealth Partners Inc. and National Bank Financial Inc. and including Mackie Research Capital Corporation. Immunovaccine has granted the Underwriters an over-allotment option to purchase up to an additional 1,153,846 Common Shares at the offering price, exercisable for a period of 30 days after closing. If the over-allotment option is exercised in full, the gross proceeds from the Offering will be approximately $11.5 million.

The Corporation intends to use the net proceeds of the Offering to advance the Company’s various DepoVax™-based products clinical studies and for general corporate and working capital purposes.

The Common Shares will be offered by way of a short form prospectus in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador.

The Offering is expected to close on or about June 21, 2017 and is subject to customary closing conditions including, but not limited to, Toronto Stock Exchange’s approval.

Certain insiders of the Company have indicated their intention to participate in the Offering. Participation of insiders of the Company in the Offering will constitute a “related party transaction” as defined under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company expects the Offering to be exempt from the formal valuation and minority shareholder approval requirements of MI 61-101, as neither the fair market value of securities which are expected to be issued to insiders nor the consideration which are expected to be paid by insiders will exceed 25% of the Company’s market capitalization.

5.	Full Description of Material Change

Reference is made to the press release attached as Schedule “A” hereto.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact Pierre Labbé, Chief Financial Officer of Immunovaccine at (581) 741-6639.

9.	Date of report

June 9, 2017

Schedule A

News Release dated May 31, 2017

Media Release

Immunovaccine Announces $10 million Bought Deal Offering

NOT FOR DISTRIBUTION TO THE U.S. NEWSWIRE OR FOR DISSEMINATION IN THE UNITED STATES

Halifax, Nova Scotia; May 31, 2017 – Immunovaccine Inc. (“Immunovaccine” or the “Corporation”) (TSX: IMV; OTCQX: IMMVF), a clinical stage vaccine and immunotherapy company, announced today that it has entered into a bought deal financing agreement to sell 7,692,308 common shares of the Corporation (the “Common Shares”) at a price of $1.30 per Common Share for gross proceeds of approximately $10 million (the “Offering”).

The Offering will be conducted through a syndicate of underwriters (the “Underwriters”) led by Echelon Wealth Partners Inc. and National Bank Financial Inc., and including Mackie Research Capital Corporation. Immunovaccine has granted the Underwriters an over-allotment option to purchase up to an additional 1,153,846 Common Shares at the offering price, exercisable for a period of 30 days after closing. If the over-allotment option is exercised in full, the gross proceeds from the Offering will be approximately $11.5 million.

The Corporation intends to use the net proceeds of the Offering to advance the Company’s various DepoVax™-based products clinical studies and for general corporate and working capital purposes.

The Common Shares will be offered by way of a short form prospectus to be filed in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador.

The Offering is expected to close on or about June 21, 2017 and is subject to customary closing conditions including, but not limited to, Toronto Stock Exchange’s approval.

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Immunovaccine

Immunovaccine Inc. is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine develops T cell activating cancer immunotherapies and infectious disease vaccines based on DepoVax™, the Corporation’s patented platform that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. Immunovaccine has advanced two T cell activation therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1b study with Incyte Corporation and a phase 2 study with Merck assessing lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer. The Corporation is also exploring additional applications of DepoVax™, including DPX-RSV, an innovative vaccine candidate for respiratory syncytial virus (RSV), which has recently completed a Phase 1 clinical trial. Immunovaccine also has ongoing clinical projects to assess the potential of DepoVax™ to address malaria and the Zika virus. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements in this press release include, without limitation, statements regarding the Offering, including the terms, potential completion and the use of proceeds of the Offering. Although the Corporation believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Corporation cautions investors that any forward-looking statements by the Corporation are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the Corporation being unsuccessful in satisfying the conditions to closing of the Offering including, without limitation, obtaining Toronto Stock Exchange’s approval, the Offering may not be completed on the terms and timeline indicated, or at all, the Corporation’s use of proceeds of the Offering may differ from those indicated, clinical trials may not be successfully completed and the Corporation may not receive all regulatory approvals and the matters discussed under “Risk Factors and Uncertainties” in Immunovaccine’s Annual Information Form filed on March 30, 2017. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: Plabbe@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com